Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

September 14, 2010
NEWS RELEASE

HELIX BIOPHARMA APPROVED FOR NYSE AMEX LISTING

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF”) today announced that it has been authorized to list its shares of common stock on the NYSE Amex stock exchange.  The Company expects that shares of its common stock will begin trading on the NYSE Amex on September 15, 2010, under the trading symbol “HBP.” The Company will delist from the OTCQX once trading begins on the NYSE Amex.  The Company’s listings on the Toronto and Frankfurt Stock Exchanges are unaffected by today’s announcement.

“We are very pleased to reach this significant milestone as part of Helix’s development and future growth initiatives,” Dr. Donald H. Segal, chairman of the board and chief executive officer, stated. “We believe that listing on the NYSE Amex stock exchange will prove to benefit our existing shareholders by helping to increase Helix’s visibility, liquidity and suitability for a broader group of investors.”

"We are pleased to welcome Helix BioPharma Corp. to list its shares on NYSE Amex," said Scott Cutler, NYSE Euronext executive vice president. "We look forward to partnering with Helix BioPharma Corp. on NYSE Amex, the premier U.S. equities market for listing and trading small- and mid-cap growth companies, and to providing the highest levels of market quality to the company and its shareholders."

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the Toronto and Frankfurt Stock Exchanges under the symbol “HBP” and on the OTCQX under the symbol “HXBPF.”  For more information, please visit www.helixbiopharma.com.

For further information contact:

             Robert Flamm, Ph.D.
             Russo Partners, LLC
     Tel: (212) 845-4226
             Email: robert.flamm@russopartnersllc.com
             www.russopartnersllc.com

This News Release contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed listing on the NYSE Amex stock exchange, expected benefits to shareholders from the listing, its planned de-listing from the OTCX, and its development activities, which statements and information can be identified by the use of forward looking terminology such as “expected,” “will,” “believe” and “future.”  In making these statements, Helix has made certain assumptions, including that its common shares will be listed on NYSE Amex as expected.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation, the risk that that Helix’s common shares may not trade on the NYSE Amex by the expected date or at all, or may be delisted; the risk that the NYSE Amex listing will not provide any additional benefits to Helix or its shareholders; research & development risks, which may result in the Company’s termination of either or both of its current product development programs; and Helix’s continuing need for additional future capital to carry on its business.  Such risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com and www.sec.gov/edgar.shtml respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.